Mail Stop 6010

May 10, 2006

James R. Gavin III, M.D., Ph.D.
Interim President and Chief Executive Officer
MicroIslet, Inc.
6370 Nancy Ridge Drive, Suite 112
San Diego, CA 92121

Re: MicroIslet, Inc.
Registration Statement on Form SB-2
File Number 333-133861

Dear Dr. Gavin:

This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Selling Shareholders, page 18

1. We note your disclosure in this section and elsewhere in your document concerning the issuance of stock "issuable" as liquidated damages as part of a legal settlement with a selling shareholder. Please clarify by adding disclosure in the document as to whether or not you are currently obligated to issue the shares you are registering in the registration statement. In that regard, please also note that securities that are not yet outstanding may not be registered in this current registration statement. We may have further comments upon reviewing your response.

2. Your Selling Shareholders table appears to indicate that at least one selling shareholder is a broker-dealer and several others as affiliates of broker-dealers. In the case of a selling shareholder who is a registered broker-dealer, the document should be revised such that you identify such party as an underwriter. The only exception to this position is if the selling shareholder received the shares as underwriting compensation. With respect to selling shareholders who are affiliates of broker-dealers, please revise to state that the selling shareholder received the shares in the ordinary course of business and has no agreement to directly or indirectly engage in a distribution of the shares. If a selling shareholder is not able to make such representations, then revise to identify such selling shareholder as an underwriter.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: John D. Tishler, Esq.
       Stephen R. Lasala, Esq.
       Sheppard, Mullin, Richter & Hampton LLP
       12544 High Bluff Drive, Suite 300
       San Diego, CA 92130